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                            March 6, 2024

       Tammy Romo
       Chief Financial Officer
       Southwest Airlines Co.
       P.O. Box 36611
       Dallas, Texas 75235

                                                        Re: Southwest Airlines
Co.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed February 6,
2024
                                                            File No. 001-07259

       Dear Tammy Romo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2023

       Management's Discussion and Analysis
       Operating Revenues, page 68

   1. We note that you provide disclosure in the third paragraph on page 3, explaining that
                                                        "Business travel, while
showing modest improvements over several years, remained at
                                                        reduced levels
throughout 2022 and 2023 compared with pre-pandemic levels, as corporate travel
patterns continued to lag and evolve post-pandemic." We also see that you discuss initiatives
aimed at growing the corporate travel business on page 12, and discuss some of the
associated risk on page 32.

                                                        Please expand your
discussion and analysis of revenue and passenger levels as necessary to clarify the
significance of this business, and to address the implications of the respective trends to
comply with Item 303(a) and (b)(2) of Regulation S-K.
 Tammy Romo
Southwest Airlines Co.
March 6, 2024
Page 2
Financial Statements
Note 1. Summary of Significant Accounting Policies
Property & Equipment, page 95

2. We understand from your disclosure that you estimate the useful life of flight equipment at 25 years, and associated residual values that range from 13% to 20%

         Please explain to us how you established the useful lives and residual values of your aircraft, and describe any efforts undertaken to revisit and update these policies on a regular basis. For example, given your disclosure on page 52, that you own 736 Boeing
         737 aircraft, tell us how you considered the potential effect on marketability of used aircraft that were subject to the FAA grounding discussed on page 42, to address manufacturing and safety concerns, in estimating residual values and disposal costs.

         In conjunction with your response, please submit a summary of aircraft sales over the last three years, in the form of a spreadsheet specifying the type of each aircraft and showing for each the acquisition dates and costs, your estimate of the useful lives and residual values, the useful life and residual value percentage applied, the accumulated depreciation and net book values on the disposal dates, the disposal dates and costs and proceeds received in exchange, and the net gain or loss on each transaction.

         Please provide us with an explanation for how the residual value percentage applied was correlated with the aircraft, and discuss any material variances between the residual values that had been calculated and the net of disposal costs and proceeds. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Babula at 202-551-3339 or Gus Rodriguez at 202-551-3752 with any questions.



FirstName LastNameTammy Romo                                   Sincerely,
Comapany NameSouthwest Airlines Co.
                                                               Division of
Corporation Finance
March 6, 2024 Page 2                                           Office of Energy
& Transportation
FirstName LastName